UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 3 )*

Under the Securities Exchange Act of 1934

Green Builders, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

392744108
(CUSIP Number)

John J. Gorman and Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE Tejas Securities Group, Inc. 8226 Bee Caves Rd. Austin, Texas 78746 (512) 306-8222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 392744108		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,143,963 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,143,963 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,143,963 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% of shares
14		TYPE OF REPORTING PERSON
EP

Item 1.                     Security and Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 10, 2006 (the “Schedule 13D”), as previously amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 28, 2005, relates to 4,043,963 shares of common stock, $.001 par value per share (the “Common Stock”), of Green Builders, Inc., a Texas Corporation (the “Issuer”), whose principal executive offices are located at 8121 Bee Caves Rd., Austin, Texas 78746, all of which are held by Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE (the “Plan”). Except as set forth herein, all items of the Schedule 13D, as previously amended, remain unchanged.

Item 2.                     Identity and Background.

 (a)           This Schedule 13D/A is filed by Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE who is referred to herein as the “Reporting Person.”

 (b)           The Reporting Person’s business address is 8226 Bee Caves Rd., Austin, Texas 78746.

 (c)           The Reporting Person is a registered Broker-Dealer offering brokerage and investment banking services.

 (d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)           During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)           Not applicable.

Item 3.                     Source and Amount of Funds or Other Consideration.

On August 17, 2009, the Plan disposed 486,273shares of common stock of the Issuer (the “Securities”). The Securities were purchased using personal funds of the Plan.

Item 4.                     Purpose of Transaction.

The Plan disposed the Securities reported herein for .

 Item 5.                    Interest in Securities of the Issuer.

 (a)           The Reporting Person disposed 486,273 shares of Common Stock of the Issuer. The Reporting Person may be deemed to be the beneficial owner of 3,143,963 shares of Common Stock.  Such 3,143,963 shares represent approximately 13.5% of the outstanding shares of Common Stock.

 (b)           The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 3,143,963 shares of Common Stock.

 (c)           On August 17, 2009, the Plan disposed 486,273shares of common stock of the Issuer.

 (d)           Not applicable.

 (e)           Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                     Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2009

Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE

By:	/s/ John J. Gorman
Name:	John J. Gorman
Title:	Trustee

/s/ John J. Gorman
John J. Gorman